CannaSys, Inc.
1350 17th Street, Suite 150
Denver, CO 80202

October 26, 2016

VIA EDGAR

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, DC  20549

Re:	CannaSys, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-209333
Filed September 23, 2016

Dear Mr. Shuman:

This letter is in response to your letter dated October 11, 2016, respecting your review of Amendment No. 1 to the Registration Statement on Form S-1 filed September 23, 2016, by of CannaSys, Inc.

Set forth below are your comments, followed by our responses. We have incorporated revised disclosures in response to your comments in our revised Registration Statement on Form S-1/A (Amendment No. 2), which was filed today.

General

1.	We note that you will effect a 20-for-1 reverse stock split for your common stock shortly. Please revise all share amounts to give retroactive effect to the reverse stock split, including all descriptions of stock-based transactions and the financial statements.

Response:	All share and per-share amounts have been revised to give retroactive effect to the 20-to-one reverse stock split effective October 17, 2016.

2.	It does not appear that you are eligible for "emerging growth company" status, since your initial public offering commenced on July 24, 2008. Section 101(d) of the Jumpstart Our Business Startups Act of 2012 specifies issuers are only eligible for emerging growth company status if their first initial public offering occurred after December 8, 2011. Please revise your disclosure on pages 8 and 13 accordingly.

Response:	Disclosure removed.

CannaSys, Inc.

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 26, 2016

Recent Recapitalization, page 1

3.	We note that you will increase the authorized amount of capital from 75 million shares of common stock to 2 billion shares of common stock. You indicate the increase of authorized shares was necessary due to the amount of convertible promissory notes, representing approximately 14.4 million shares of common stock, and warrants that were outstanding. However, the amount of newly authorized shares created by the increase in authorized shares and the 20-for-1 reverse stock split greatly exceeds your capital needs related to your outstanding financing. Please add a risk factor that the amount of authorized common stock and preferred stock greatly exceeds your issued and outstanding shares, and that investors may suffer significant dilution if such authorized shares are issued. Further, please disclose that the large increases in the amount of authorized shares may result in management implementing anti-takeover procedures by issuing new securities.

Response:	Disclosure revised, please see pages 10 and 11.

4.	Please revise to describe the role of the 1,515,000 Series A preferred stock shares that were issued to an affiliate, F-Squared, of your director, Brandon Jennewine. We note that each Series A preferred share represents 50 votes, which gives Mr. Jennewine a majority voting control over CannaSys. Please clarify that Mr. Jennewine had voting control over CannaSys to approve the Recapitalization Transactions since July 2016, and that Mr. Jennewine will no longer have voting control over the Recapitalization as completed since the Series A preferred shares will be automatically converted to common stock.

Response:	Disclosure revised and expanded, please see page 2.

Dilution, page 16

5.	Please provide an analysis detailing how all per share amounts in the table were computed.

Response:	Please see calculations on the attached spreadsheet.

Strategic Relationships, page 25

6.	We note your response to prior comment 8 regarding the description of your new joint venture with Mile High Brands, Inc. called Mile High Consulting and Branding, Inc. ("MHCB"). The joint venture requires you to first offer MHCB opportunities related to branded products. Please revise to provide a more detailed explanation of which of your products described on pages 24 and 25 would be subject to this joint venture. It is unclear whether most of your product revenues will flow through to MHCB or if the Stockholder Agreement is more limited in scope, such as revenue sharing agreements with strategic partners, or if ordinary fee-based customers will be within the scope of the joint venture.

CannaSys, Inc.

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 26, 2016

Response:	Disclosure revised and expanded, please see page 25.

7.	We note that your description of the MHCB joint venture on page 26 includes that "distributions of revenue from a particular opportunity may vary depending on the nature of the opportunity, who brought to opportunity to the joint venture's attention, funding requirements for the opportunity, and other factors." We are unable to find this distribution or revenue sharing provision in the Stockholders Agreement filed as Exhibit 10.52. Please advise.

Response:	Please see Exhibit 10.52, section 3.5, which reads as follows: "New opportunities presented to the Company by the Stockholders are owned in accordance with each Stockholder's ownership interest, unless the Board agrees on a different ownership allocation."

Principal Stockholders, page 44

8.	In your response to prior comment 13, you indicate that Mile High Brands, Inc. is no longer a principal stockholder since it distributed 7,776,561 shares of CannaSys common stock to Mile High Brands, Inc.'s shareholders. Please advise us whether any of the Mile High Brands, Inc. shareholders is a beneficial owner of more than 5% of CannaSys's common stock, pursuant to Rule 13d-3, after the distribution.

Response:	Disclosure added, please see page 41.

Index to Financial Statements

Notes to Consolidated Financial Statements

Note 7—Investment in Mile High Brands, page F-13

9.	Please tell us how you considered including annual 2015 and interim June 30, 2016 summarized financial data of your significant equity method investee Mile High Brands. We refer you to Regulation S-X Rule 8-03.

Response:	Data added, please see pages F-13, F-14, and F-27.

Undertakings, page II-16

10.	Please revise to include the undertakings required by Rule 430C in Item 512(a)(5)(ii), or advise us why they are not necessary.

Response:	Undertaking expanded, please see page II-12.

CannaSys, Inc.

Mark P. Shuman, Branch Chief-Legal
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 26, 2016

Undertakings, page II-16

11.	We note your response to prior comment 16 regarding the missing signature of your chief accounting officer. Instruction 1 on page 7 of Form S-1 requires signatures of your principal executive officer or CEO, your principal financial officer or CFO, and your principal accounting officer or your controller. Your current signature page now omits the principal financial officer signature. If Mr. Tew is your CEO, CFO, and your chief accounting officer, please revise to clarify he is signing the registration statement for each role.

Response:	Signature page revised, please see page II-13.

We acknowledge the following:

●	CannaSys, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●	CannaSys, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,
CannaSys, Inc.

/s/ Michael A. Tew
Michael A. Tew
Chief Executive Officer

cc: Edwin Kim, Staff Attorney

Cannasys
Dilution--S-1

	At June 30, 2016, as adjusted
At June 30, 2016
Book value equity	$1,344,290
Less intangible assets
Software license	(255,000)
Equity investment in MHB, Inc., net of impairment of $1,846,515	(1,049,475)
Net Tangible Asset Value	$39,815

Shares outstanding	3,194,368
NTBV(D) per share	$0.013

Pro forma prospectus date closing price	$0.0850
Pro forma assumed closing price, giving effect to 20:1	$0.0850
Maximum number of shares to be sold	1,102,475
Total offering amount	$93,710

Gross proceeds to CannaSys for sales at 70% of market	$65,597
Offering costs	-
Net proceeds	$65,597

Number of shares to be sold	1,102,475
Offering price	0.085
Proceeds to CannaSys at 70% of offering amount	$65,597
Number of shares outstanding after offering	4,296,843

NTBV(D) after offering	$0.025
NTBV(D) per share at June 30, 2016Z, as adjusted	$0.012

Dilution to investors in offering	$0.060
Benefit to existing stockholders	$0.012
		% of outstanding
Shares outstanding at prospectus date	3,403,176	75.5%
Number to be registered	1,102,475	24.5%
	4,505,651	100.0%